Exhibit 99.1

TuanChe Announced Resignation of Deputy CFO

BEIJING, Dec. 23, 2022 /PRNewswire/ -- TuanChe Limited ("TuanChe" or the "Company") (NASDAQ: TC), a leading integrated automotive marketplace in China, today announced that Mr. Chenxi Yu, the Company's Deputy Chief Financial Officer, informed the Company of his intention to resign from his position due to personal reasons. The resignation of Mr. Yu is effective immediately and did not result from any disagreement with the Company.

The Board is actively seeking qualified talents to fill the vacancy created by Mr. Yu's resignation.

About TuanChe

Founded in 2010, TuanChe Limited (NASDAQ: TC) is a leading integrated automotive marketplace in China. TuanChe offers services to connect automotive consumers with various industry players such as automakers, dealers and other automotive service providers. TuanChe provides automotive marketing and transaction related services by integrating its online platforms with offline sales events. Through its integrated marketing solutions, TuanChe turns individual and isolated automobile purchase transactions into large-scale collective purchase activities by creating an interactive many-to-many environment. Furthermore, leveraging its proprietary data analytics and advanced digital marketing system, TuanChe's online marketing service platform helps industry customers increase the efficiency and effectiveness of their advertising placements.

For more information, please contact ir@tuanche.com.

For investor and media inquiries, please contact:

TuanChe Limited
Investor Relations
Tel: +86 (10) 6397-6232
Email: ir@tuanche.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1 (212) 481-2050
Email: tuanche@tpg-ir.com